Filed pursuant to Rule 433

Registration Statement No. 333-281573

Issuer Free Writing Prospectus dated August 19, 2024

Relating to Preliminary Prospectus Supplement dated August 19, 2024

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-
Security Type:	SEC Registered
Securities Offered:	5.250% Notes due 2032 (the “Notes”)
Trade Date:	August 19, 2024
Settlement Date**:	August 21, 2024 (T+2)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Use of Proceeds:	Flex intends to use the net proceeds to repay or redeem our 4.750% Notes due June 2025 at or prior to their maturity, with the remaining proceeds, if any, to be used for general corporate purposes, which may include repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures and acquisitions.
Principal Amount:	$500,000,000
Maturity Date:	January 15, 2032
Coupon:	5.250%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2025
Public Offering Price:	99.781% of the Principal Amount. The public offering price will include accrued interest from August 21, 2024, if settlement occurs after that date.
Net Proceeds (after underwriting discount but before expenses):	$495,780,000
Benchmark Treasury:	UST 4.125% due July 31, 2031
Benchmark Treasury Price/Yield:	102-01+/3.787%
Spread to Benchmark Treasury:	+150 bps
Yield to Maturity:	5.287%
Make-Whole Call:	At any time prior to November 15, 2031 at a discount rate of Treasury plus 25 basis points
Par Call Date:	On or after November 15, 2031
CUSIP:	33938X AF2
ISIN:	US33938XAF24
Joint Book-Running Managers

Barclays Capital Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.
BofA Securities, Inc.
HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

UniCredit Capital Markets LLC

Co-Managers

Academy Securities, Inc.

BBVA Securities Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day preceding the expected settlement date should consult their advisors in this regard.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com, by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, by calling Truist Securities, Inc. toll-free at 1-800-685-4786, or by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.